Exhibit 1.02 – Conflict Minerals Report (CMR)

Conflict Minerals Report of KONAMI CORPORATION

Section 1: Introduction

This Conflict Minerals Report of KONAMI CORPORATION for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside the supply chain) is provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities and Exchange Act of 1934. Numerous terms in this report are defined in Rule 13p-1 and Form SD and readers should refer to those sources.

KONAMI CORPORATION’s products include digital content related products, health and fitness related goods, gaming machines and pachinko machines and pachinko slot machines capable of meeting the requirements of the industries related to Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines and other customers KONAMI CORPORATION serves.

In accordance with Rule 13p-1, KONAMI CORPORATION undertook due diligence efforts to determine whether the conflict minerals in its products, as described in Form SD, that are necessary to the functionality or production of the products, were or were not “DRC conflict free.”

Section 2: Due diligence framework

KONAMI CORPORATION designed its due diligence measures to be in conformity with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) (“OECD Framework”) and related supplements for gold and for tin, tantalum and tungsten (“3TG”).

Section 3: Due diligence measures undertaken

KONAMI CORPORATION’s due diligence efforts for calendar year 2013 included the following steps:

•	Establish company management systems

•	Established a cross-functional conflict minerals steering committee comprised of representatives from relevant divisions to direct the overall efforts of the conflict minerals compliance program.

•	Established a statement with respect to sourcing of minerals from the DRC and its adjoining countries and published this statement online at the following link:

http://www.konami.co.jp/en/socialsupport/fair/conflict_minerals.html.

•	Provided relevant Tier 1 direct suppliers identified during the applicability assessment with instructions on how to respond to the survey (this survey was based on the Electronics Industry Citizenship Coalition / Global eSustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template). The instructions also included an overview of the law and a statement that KONAMI CORPORATION is subject to Section 1502 of the Dodd-Frank Act and cooperation of Tier 1 direct suppliers is expected.

•	Worked closely with Tier 1 direct suppliers to address their questions or complaints.

•	Participated in the Responsible Minerals Trade Working Group of JEITA (the Japan Electronics and Information Technology Industries Association). In addition, JEITA is working in cooperation with JAMA (the Japan Automobile Manufacturers Association, Inc.) to increase awareness and research efficient ways of addressing conflict minerals.

•	Identify and assess risks in the supply chain

To identify risks in its supply chain, KONAMI CORPORATION undertook the following measures:

•	Conducted a supply chain survey with 589 Tier 1 suppliers identified during the applicability assessment that KONAMI CORPORATION conducted. The survey was based on the EICC/GeSI. All survey responses were reviewed and logged.

•	Responses received were subject to a review. Responses that we believed to be incomplete, inconsistent or inaccurate based on the questions in the EICC/GeSI template were identified for additional follow-up. Smelters that were identified by KONAMI CORPORATION suppliers were compared against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP).

•	Design and implement a strategy to respond to identified risks

KONAMI CORPORATION designed a risk management plan to identify, monitor and mitigate identified risks, including risk of conflict minerals use.

KONAMI CORPORATION reviewed supplier responses to identify incomplete, inconsistent or inaccurate responses and follow-up with the relevant suppliers. KONAMI CORPORATION also reviewed supplier responses to track smelters and refiners in KONAMI CORPORATION’s supply chain that supply KONAMI CORPORATION with 3TG and have not received a conflict-free designation.

A management reporting process was created to summarize the results of the risk assessment process and, on a regular basis, report the status of the conflict minerals compliance process to senior management of KONAMI CORPORATION.

Other elements of KONAMI CORPORATION’s due diligence process designed to respond to identified risks include:

•	Suppliers that did not respond to KONAMI CORPORATION initial survey request were sent follow up communications requesting that they provide the information requested.

•	When the EICC/GeSI survey was sent to suppliers, useful information obtained through the activity of the Responsible Minerals Trade Working Group of JEITA was also provided. Information includes an overview of conflict minerals and how to complete the EICC/GeSI template.

•	Suppliers who provided incomplete or inconsistent responses were contacted and corrected through close communication.

•	Determination not to carry out independent third-party audit of smelter/refiner due diligence practices

KONAMI CORPORATION is a downstream consumer of necessary conflict minerals and is many steps removed from smelters and refiners who provide minerals and ores. KONAMI CORPORATION does not source any minerals, including conflict minerals, directly from mines, smelters or refiners. Therefore, KONAMI CORPORATION did not perform or direct audits of smelters and refiners within the supply chain. As a result, KONAMI CORPORATION’s due diligence efforts relied on cross-industry initiatives such as CFSP.

•	Report annually on supply chain due diligence

KONAMI CORPORATION’s conflict mineral policy states that KONAMI CORPORATION will comply with Section 1502 of the Dodd Frank Act, which includes filing this Conflict Minerals Report with the SEC and posting it publicly on the internet. KONAMI CORPORATION’s Conflict Minerals Report will be available at the following website: http://www.konami.co.jp/en/socialsupport/fair/conflict_minerals.html.

Section 4: Determination

As a downstream consumer of 3TG, KONAMI CORPORATION must rely on its Tier 1 suppliers to gather information about smelters and refiners in the supply chain. KONAMI CORPORATION does not, to the best of its knowledge, directly purchase from any of the Covered Countries.

KONAMI CORPORATION sent the 589 suppliers and received 491 completed responses, representing an 83.4% response rate.

Based on due diligence activities taken, KONAMI CORPORATION is unable to determine whether the conflict minerals identified through supplier responses were actually contained in products or components supplied to KONAMI CORPORATION and has not received any information on the exact source, including mine or origin of conflict minerals included in KONAMI CORPORATION products, which mainly consist of amusement machines, fitness machines, gaming machines and pachinko slot machines. Accordingly, KONAMI CORPORATION is unable to determine whether such conflict minerals did not originate in Covered Countries or whether KONAMI CORPORATION did not directly or indirectly finance or benefit armed groups in Covered Countries.

As stated above, due to the lack of information, KONAMI CORPORATION is not able to determine and describe the facilities used to process the conflict minerals included in KONAMI CORPORATION products or their country of origin. KONAMI CORPORATION’s efforts to determine the mine or location of origin are stated below “Continuous improvement efforts to mitigate risk”.

Section 5: Continuous improvement efforts to mitigate risk

KONAMI CORPORATION intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate any risk that the necessary conflict minerals used in KONAMI CORPORATION products may benefit armed groups in Covered Countries:

•	Work with suppliers who did not respond to the calendar year 2013 survey to help them understand the importance of this initiative to KONAMI CORPORATION and to encourage their participation in calendar year 2014.

•	If new products are developed, expand survey population to include additional suppliers and update supplier contact information that were not included in the calendar year 2013 compliance period.

•	Continue to participate in JEITA to increase awareness and research efficiency in relation to conflict minerals.

•	Communicate closely with suppliers to reduce inconsistent, incomplete or inaccurate responses and increase the response rate.

Section 6: Independent audit

Pursuant to Rule 13p-1, KONAMI CORPORATION is not required to obtain an independent private sector audit of this Conflict Minerals Report for calendar year 2013. KONAMI CORPORATION has not obtained an independent private sector audit for calendar year 2013.

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